# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIRO Group Holdings, Inc., CIK 0001927958
CUSIP: 009422106
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 5001 INDIAN SCHOOL ROAD NE, SUITE 100, ALBUQUERQUE, New Mexico (NM), 87110
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-003591
Filed by CIK 0001784547

## Reporting persons
- Woodline Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,753,067; shared voting power 0; sole dispositive power 2,753,067; shared dispositive power 0; aggregate amount beneficially owned 2,753,067 (8.5% of the class)

## Item 1. Issuer
Name of issuer: AIRO Group Holdings, Inc.
Address of issuer's principal executive offices: 5001 Indian School Road NE, Suite 100, Albuquerque, NM 87110

## Item 2. Person Filing
Name of person filing:
This statement is filed by Woodline Partners LP ("Woodline Partners" or the "Reporting Person"), a Delaware limited partnership, and the investment adviser to Woodline Master Fund LP (the "Woodline Fund"), with respect to the shares of common stock, par value $0.000001 per share ("Common Stock"), of AIRO Group Holdings, Inc. (the "Company") directly held by the Woodline Fund.

The filing of this statement should not be construed as an admission that the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of Woodline Partners is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111.
Citizenship: Woodline Partners is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 32,251,095 shares of Common Stock outstanding, which is the sum of: (i) 4,830,000 shares of Common Stock issued pursuant to the underwritten public offering described in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on September 12, 2025, after giving effect to the full exercise of the underwriters' overallotment option, as disclosed in the press release issued by the Company on September 15, 2025, and (ii) 27,421,095 shares of Common Stock outstanding as of August 13, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025.
Percent of class: 8.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Woodline Fund has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Woodline Partners LP: /s/ Erin Mullen, Erin Mullen, General Counsel & Chief Compliance Officer (11/14/2025)